650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

Douglas k. schnell

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

October 11, 2016

BY EDGAR AND EMAIL

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Surge Components, Inc.

PREC14A – Preliminary Proxy Statement filed on Schedule 14A
Filing made on September 27, 2016, by Bradley P. Rexroad and
Michael D. Tofias

File Number: 000-27688

Dear Mr. Panos:

On behalf of our clients, Bradley P. Rexroad and Michael D. Tofias (together, the “Concerned Stockholders”), we submit this letter in response a conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 7, 2016. During that conversation, the Staff requested supplemental information related to certain of the comments in the letter dated October 4, 2016, from the Staff (the “October 4 Letter”) relating to the Concerned Stockholders’ preliminary proxy statement on Schedule 14A filed with the Commission on September 27, 2016 (as amended, the “Proxy Statement”). Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Proxy Statement.

With respect to comment number 3 in the October 4 Letter concerning vacancies on Board, it is the position of the Concerned Stockholders that compliance with Instruction 1 to Item 19 of Schedule 14A is not required. The declassification proposal included in the Proxy Statement is precatory and the results will not be binding on the Board or the Company’s stockholders. Accordingly, the Concerned Stockholders believe that this proposal is subject to Item 18 of Schedule 14A and not Item 19.

austin    beijing    boston    brussels    hong kong    los angeles    new york    palo alto

san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Nicholas P. Panos, Esq.

October 11, 2016

With respect to comment number 8 in the October 4 Letter, the position of the Concerned Stockholders is:

•	“Research has shown that Delaware firms are worth significantly more than similar firms incorporated elsewhere.”
o	This statement is neither false nor misleading because research has shown that companies incorporated in Delaware are worth more than companies incorporated elsewhere. Robert Daines, Does Delaware Law Improve Firm Value?, 62 J. of Financial Econ. 525 (2001). A copy of Mr. Daines article is being provided supplementally.
•	“The Court of Chancery is one of the most highly respected trial courts of any kind in the United States.”
o	This statement is neither false nor misleading because Delaware’s Court of Chancery is widely regarded as one of the most highly respected trial courts of any kind in the United States. In particular, it is noted for its familiarity with corporate law principles and the quality of its judiciary. As the Court of Chancery itself explains, the Court’s “unique competence in and exposure to issues of business law are unmatched.” Court of Chancery, http://courts.delaware.gov/chancery (last visited October 10, 2016).
•	“While costs can be somewhat higher in Delaware (I estimate currently approximately $6,000 per year), I believe the benefits to stockholders far exceed this difference in cost.”
o	This statement is self-evident in light of the previous two statements. Given that (1) research has shown that companies incorporated in Delaware are worth more than companies incorporated elsewhere and (2) incorporation in Delaware provides a company with access to one of the most highly respected trial courts in the United States with its unmatched insight into issues of business law, the benefits to stockholders of the Company being incorporated in Delaware far exceed any additional cost (which additional cost is likely to be immaterial).

*          *          *

Nicholas P. Panos, Esq.

October 11, 2016

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Bradley P. Rexroad

Michael D. Tofias